SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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Attached hereto and incorporated by reference herein is an unofficial English translation of the Registrant's Immediate Report on an event or matter which deviates from the Corporation's normal business, regarding the negotiations on an investment in the Company in return for shares and warrants, which have been filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer

Date: September 27, 2010

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


                                   TEFRON LTD.
                                 ("THE COMPANY")

       RE: IMMEDIATE REPORT ON AN EVENT OR MATTER WHICH DEVIATES FROM THE CORPORATION'S NORMAL BUSINESS, WHOSE SUBMISSION WAS DELAYED PURSUANT TO
                  REGULATION 36B OF THE SECURITIES REGULATIONS
                    ( PERIODIC AND IMMEDIATE REPORTS) - 1970

REGULATION 36 (B), (C) TO THE SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS) - 1970

NATURE OF THE EVENT: NEGOTIATIONS ON AN INVESTMENT IN THE COMPANY IN RETURN FOR SHARES AND WARRANTS

Tefron Ltd. (hereinafter: "THE COMPANY") hereby reports that on August 19, 2010 it signed a non-binding Memorandum of Understanding with a foreign company operating in the Company's field of operations (hereinafter: "THE MEMORANDUM OF UNDERSTANDING" and "THE INVESTOR", respectively), prior to executing a transaction, which includes a cash investment in the Company amounting to approximately four million US dollars and the transfer of certain assets from the Investor to the Company, inter alia, a list of the Investor's customers, the Investor's goodwill, the right to continue to engage with those customers of the Investor and purchase orders (existing and future) from the Investor's customers; in return for shares and warrants in the Company (hereinafter: "THE TRANSACTION").

As mentioned, the Memorandum of Understanding which was signed between the parties is not binding and at the present time the parties are negotiating for the final and binding agreement. It should be emphasized, that there is no certainty that the negotiations between the parties will result in a final agreement and that the transaction will be completed. Signature on a final agreement, should there be one, is subject to the completion of the negotiations between the parties, completing a due diligence of the Company, agreement of the Company's financing banks to the transaction and for the financing of part of the transaction, and the approval of the Company's institutions.

It should be mentioned, that the Company's Board of Directors decided to approve delaying the report of the negotiations with the Investor pursuant to the provisions of Section 36(b) of the Securities Regulations (Periodic and Immediate Reports) - 1970, after the Company's Board of Directors accepted the Company's management's opinion, according to which the publication of this Immediate Report might prevent a completion of the transaction or to significantly worsen its terms. Nevertheless, due to the increases in the share's price and trading volume on the Tel Aviv Stock Exchange Ltd. in recent days, and in for caution's sake, it was decided to publish this Immediate Report about the transactions, the Memorandum of Understanding signed, and the negotiations between the Company and the Investor, because, in the Company's opinion, it is possible that this information has reached the public due to circumstances not dependent on the Company.

                                                    Yours sincerely,

                                                       ERAN ROTEM,
                                                 CHIEF FINANCIAL OFFICER
                                                     TEFRON LTD.

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